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Ampal-American Israel Corporation

111 Arlozorov Street

Tel Aviv, Israel 62098

(866) 447-8636

June 4, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ampal-American Israel Corporation Registration Statements on Form S-3

Registration Nos. 333-140974 and 333-140969

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ampal-American Israel Corporation, a New York corporation (the “Company”), hereby respectfully requests that the effective date for the above referenced Registration Statements be accelerated to 12:00 p.m. Eastern Time on Tuesday, June 5 , 2007, or as soon thereafter as possible.

The Company acknowledges that

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Yoram Firon
Yoram Firon
Vice President - Investments and Corporate Affairs